UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release published by Okeanis Eco Tankers Corp. on January 23, 2026, titled “Okeanis Eco Tankers Corp. – New Shares Issued and Commencement of Trading.”

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This report on Form 6-K and the exhibit(s) hereto are hereby incorporated by reference into the registrant’s registration statements: (A) on Form F-3 (File No. 333-287032), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025 and (B) on Form F-3 (File No. 333-287036), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: January 23, 2026